EXHIBIT 12
1993 Form 10-K





                The Southern New England Telephone Company
                              Computation of
                    Ratio of Earnings to Fixed Charges
                          (dollars in millions)




Income from continuing operations before income taxes,
    extraordinary charge and accounting changes              $(74.9)

Add:
    Interest on indebtedness                                   66.0
    Portion of rents representative of
      the interest factor                                      10.1

Earnings before fixed charges, income taxes
    and extraordinary charge (1)                             $  1.2

Fixed charges
    Interest on indebtedness                                 $ 66.0
    Potion of rents representative of
      the interest factor                                      10.1

Fixed charges                                                $ 76.1

Ratio of earnings to fixed charges [(1) divided by (2)]         .02